Exhibit 107

Calculation of Filing Fee Tables

Form S-1
(Form Type)

Cariloha, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered		Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Fees to Be Paid
Fees Previously Paid	Equity	Common Stock, $0.0001 par value per share	457(a)	2,645,000(	1)	14.00	$37,030,000	0.0000927	$3,432.68
	Equity	Common Stock, $0.0001 par value per share underlying Representative’s Warrants to Purchase Common Stock	457(o)				$3,000,000	0.0000927	$278.10
	Total Offering Amounts						$39,251,800		$3,710.78
	Total Fees Previously Paid								$4,913.10
	Net Fee Due								$0

(1) Includes 345,000 shares of common stock that the underwriters have the option to purchase to cover over-allotments, if any.